Am
9-28-2005



05044118

CM 9/28

U.S. SE[illegible] COMMISSION
WASHIN[illegible]

(A)

FACING PAGE

ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-36212

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAHN SECURITIES, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

201 Hillsboro Avenue 2nd Floor
(No. and Street)

PROCESSED
SEP 29 2005
THOMSON FINANCIAL

Edwardsville (City) IL (State) 62025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard E. Hahn 618 656-5497
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Soltys, Gary A

4509 North Illinois St. Swansea IL 62226
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING RECEIVED SEP 12 2005 WASH

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Richard E. Hahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAHN SECURITIES, INC, as of December 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


"OFFICIAL SEAL"
TERESA A. HAMANN
NOTARY PUBLIC—STATE OF ILLINOIS
MADISON COUNTY, IL
MY COMMISSION EXPIRES MAY 23, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [ ] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 12 2005
WASH., D.C.
199
SECTION

AUDITED FINANCIAL STATEMENTS

FOR

HAHN SECURITIES, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2004

PERFORMED BY:

GARY A. SOLTYS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800
(310) 930-0760

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800
(310) 930-0760

FEBRUARY 18, 2005

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

We have audited the statement of financial condition of Hahn Securities, Inc. as of December 31, 2004 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Hahn Securities, Inc. as of December 31, 2004 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gary A. Soltys,
Certified Public Accountant
February 18, 2005


SEC MAIL
RECEIVED
PROCESSING
SEP 12 2005
WASH, D.C.
199
SECTION

HAHN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 23,125	
Commissions Receivable	28,184	$ 51,309
Fixed Assets		
Property, Plant & Equipment	$ 59,524	
Accumulated Depreciation	(43,148)	16,376
Intangible Assets (net of amortization)		
Customer Lists & Client Trails		20,000
TOTAL ASSETS		$ 87,685
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 11,741	
Accrued Charges	1,842	
Accrued Payroll Taxes	2,135	$ 15,718
TOTAL LIABILITIES		$ 15,718
Stockholder's Equity		
Common Stock	$ 37,000	
Less: Treasury Stock	(17,298)	
	$ 19,702	
Additional Paid-In Capital	3,152	
Retained Earnings	49,113	71,967
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 87,685

HAHN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

GROSS REVENUES AND COMMISSIONS		$ 268,792
Cost of Sales:		
Clearing Charges & Other Fees		18,443
GROSS PROFIT		$ 250,349
Administrative and Operating Expenses		
Advertising	$ 2,114	
Amortization	1,666	
Automobile Expense	3,847	
Charitable Contributions	80	
Commissions	33,785	
Computer Software/Licenses	2,465	
Depreciation	5,026	
Dues & Subscriptions	128	
Education	488	
Employee Benefits	33,778	
Insurance	8,279	
Legal & Professional	5,651	
Licenses & Permits	2,512	
Office Expenses	9,344	
Office Rent	8,333	
Office Salaries	20,989	
Officer's Compensation	66,000	
Postage	722	
Quotes	1,820	
Repairs	500	
Supplies	2,138	
Taxes	6,969	
Telephone	2,786	219,420
NET INCOME FROM OPERATIONS		$ 30,929

HAHN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

STOCKHOLDER'S EQUITY 1/1/04	$ 58,336
NET INCOME FOR THE YEAR ENDED 12/31/04	30,929
LESS: TREASURY STOCK PURCHASED	(17,298)
STOCKHOLDER'S EQUITY 12/31/04	$ 71,967

HAHN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities		
Commissions and Revenue from Operations		$ 259,452
Cash Outlays for Operating Activities		
Direct Costs of Sales-Fees	$ 18,320	
Purchases of Fixed Assets for Operations	12,690	
Administrative & Operating Expenses	213,302	(244,312)
Net Cash Flows from Operations		$ 15,140
Cash Outlays for Investing Activities:		
Purchases of Treasury Stock by Company		(17,298)
Net Reduction in Cash and Cash Equivalents		$ (2,158)
CASH AND CASH EQUIVALENTS AT 1/1/04		25,283
CASH AND CASH EQUIVALENTS AT 12/31/04		$ 23,125

HAHN SECURITIES, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

NET INCOME		$ 30,929
Additions:		
Depreciation	$ 5,026	
Amortization	1,666	6,692
Deductions:		
Increase in Receivables	$ 9,340	
Increase in Fixed Assets	12,690	
Decrease in Common Stock	17,298	
Decrease In Payables	451	(39,779)
DECREASE IN CASH AND CASH EQUIVALENTS		$ (2,158)

HAHN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004


SEC MAIL
RECEIVED
PROCESSING
SEP 12 2005
WASH. D.C.
199
SECTION

Total Stockholder's Equity		$ 71,967
Deductions and Charges:		
Non-Allowable Assets:		
Intangible Assets	$ 20,000	
Fixed Assets (Net of Debt)	16,376	36,376
NET CAPITAL		$ 35,591

RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT & AUDIT:

Net Capital Per Focus Report 12/31/04	$ 35,591
Adjustments	(0)
Net Capital Per Audit 12/31/04	$ 35,591
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 30,591

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2004 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2004

4. CUSTOMER LISTS & CLIENT TRAILS

The Company entered into a contract in 2002 to purchase essentially all of the rights to the customer list and client trails of Wm. P. Brennan & Company, Inc. The entire purchase price was $25,000.00 due at the signing of agreement. The cost of the contract will be ratably amortized beginning in 2002 over fifteen years with the net amount shown on the statement of financial condition being the original purchase price less all amortization taken to date on the assets.

5. TREASURY STOCK

On September 10, 2004, the Company purchased stock from its sole shareholder, Richard Hahn in the amount of $17,298.00. The amount is shown on the balance sheet within Shareholder's Equity as a contra account to Common Stock reducing Common Stock and thereby reducing the Shareholder's Equity of the company by $17,298.00.